FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 5, 2004, Series 2004-2	**333-111379**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 5, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: SVP

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Finance America Mortgage Loan Trust 2004-2

FINANCE AMERICA

$687,933,000 (Approximate)

Financial Asset Securities Corp.
Depositor

HomeEq Servicing Corporation
Servicer

Finance America, LLC
Originator

Greenwich Capital Markets, Inc.
Lead Underwriter

WaMu Capital Corp.
Wachovia Capital Markets, LLC
Co-Underwriters

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: July 27, 2004***

Finance America Mortgage Loan Trust 2004-2

$687,933,000 (Approximate)

Publicly Offered Certificates

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P/Moody's/Fitch
I-A1	$380,440,000	2.53/2.71	1-78/1-175	Floating Rate Senior	AAA / Aaa / AAA
II-A1	$39,000,000	0.72/0.72	1-13/1-13	Floating Rate Senior	AAA / Aaa / AAA
II-A2	$120,500,000	2.60/2.60	13-72/13-72	Floating Rate Senior	AAA / Aaa / AAA
II-A3	$15,358,000	6.51/8.51	72-78/72-174	Floating Rate Senior	AAA / Aaa / AAA
M-1	$26,527,000	4.71/5.16	41-78/41-147	Floating Rate Subordinate	AA+ / Aa1 / AA+
M-2	$22,990,000	4.66/5.11	40-78/40-140	Floating Rate Subordinate	AA / Aa2 / AA+
M-3	$15,916,000	4.64/5.06	39-78/39-134	Floating Rate Subordinate	AA- / Aa3 / AA
M-4	$10,611,000	4.63/5.04	39-78/39-128	Floating Rate Subordinate	A+ / A1 / AA-
M-5	$14,148,000	4.61/5.00	38-78/38-124	Floating Rate Subordinate	A / A2 / A
M-6	$12,379,000	4.60/4.96	38-78/38-117	Floating Rate Subordinate	A- / A3 / A-
M-7	$10,611,000	4.60/4.92	37-78/37-110	Floating Rate Subordinate	BBB+ / Baa1 / BBB+
M-8	$10,611,000	4.59/4.83	37-78/37-103	Floating Rate Subordinate	BBB / Baa2 / BBB
M-9	$8,842,000	4.59/4.72	37-78/37-93	Floating Rate Subordinate	BBB- / Baa3 / BBB-
B-1[4]	$8,842,000	Not Marketed Hereby		Floating Rate Subordinate	BB+ / Ba1 / NR
B-2[4]	$5,305,000	Not Marketed Hereby		Floating Rate Subordinate	BB / NR / NR
Total	$702,080,000				

(1) *The Class I-A1Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein), and the Class II-A1, Class II-A2 and Class II-A3 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *The WAL and Payment Windows for the Offered Certificates are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*

(3) *The Class I-A1, Class II-A1, Class II-A2,Class II-A3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates are priced to the Clean-up Call Date and the Class M-9,Class B-1 and Class B-2 Certificates are priced to maturity. The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

(4) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".*

Depositor: Financial Asset Securities Corp.

Servicer: HomeEq Servicing Corporation.

Lead Underwriter: Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")

Co-Underwriters:	Wachovia Capital Markets, LLC and WaMu Capital Corp.
Trustee:	[Deutsche Bank National Trust Company.]
Originator:	Finance America, LLC
Certificates:	The Class I-A1 Certificates (the "***Group I Certificates***"), the Class II-A1, Class II-A2 and Class II-A3 Certificates (the "***Group II Certificates***"; and together with the Group I Certificates, the "***Senior Certificates***"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (together, the "***Class M Certificates***") and the Class B-1 and Class B-2 Certificates (together, with the Class M Certificates the "***Subordinate Certificates***"). The Senior Certificates along with the Subordinate Certificates are referred to herein as the "***Offered Certificates***." The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to "Qualified Institutional Buyers".
Federal Tax Status:	The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	The close of business on August 1, 2004.
Statistical Calculation Date:	The close of business on June 30, 2004. For purposes of information contained in the attached collateral descriptions, the balance and age of the Mortgage Loans has been rolled to show scheduled characteristics as of the Cut-off Date.
Expected Closing Date:	On or about August 6, 2004.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in September 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates (other than the Class B-1 and Class B-2 Certificates) are expected to be ERISA eligible.
SMMEA Eligibility:	The Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for an optional call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Optional Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

Mortgage Loans: As of the Statistical Calculation Date, the aggregate principal balance of the mortgage loans described herein was approximately $707,385,002 consisting of primarily first and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information.

The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Statistical Calculation Date, the "***Group I Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $484,636,738. Approximately 18.95% of the Group I Mortgage Loans have fixed rates and approximately 81.05% of the Group I Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three, or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Statistical Calculation Date, the "***Group II Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, non-conforming mortgage loans with an aggregate principal balance of approximately $222,748,264. Approximately 18.28% of the Group II Mortgage Loans have fixed rates and approximately 81.72% of the Group II Mortgage Loans have hybrid adjustable rates with an initial rate adjustment occurring approximately either two, three or five years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

On the Closing Date, up to 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date may be 30 or more days delinquent.

Pass-Through Rate: The "***Pass-Through Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" for the Senior and Subordinate Certificates will be equal to the lesser of (i) the Base Rate for such Class and (ii) the Maximum Cap.

Base Rate:	The "***Base Rate***" for the Senior and Subordinate Certificates is One Month LIBOR plus the related margin.
Net WAC Rate:	The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.
Maximum Cap:	The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.
Adjusted Net Mortgage Rate:	The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Adjusted Net Maximum Mortgage Rate:	The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.
Net WAC Rate Carryover Amount:	If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Offered Certificates to the extent necessary on the Distribution Dates occurring from September 2004 to June 2007. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Senior Certificates, Subordinate Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:
(i) prior to the Stepdown Date, 0.75% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) 1.50% of the current principal balance of the Mortgage Loans;
  (b) 0.50% of the initial principal balance of the Mortgage Loans (the "***OC Floor***"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in September 2007 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least 43.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage on or After Stepdown Date
Senior	21.50%	43.00%
M-1	17.75%	35.50%
M-2	14.50%	29.00%
M-3	12.25%	24.50%
M-4	10.75%	21.50%
M-5	8.75%	17.50%
M-6	7.00%	14.00%
M-7	5.50%	11.00%
M-8	4.00%	8.00%
M-9	2.75%	5.50%
B-1	1.50%	3.00%
B-2	0.75%	1.50%

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [37.00]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
September 2007 – August 2008	[3.25]% for the first month plus an additional 1/12th of [1.25]% for each month thereafter
September 2008 – August 2009	[4.50]% for the first month plus an additional 1/12th of [1.00]% for each month thereafter
September 2009 – August 2010	[5.50]% for the first month plus an additional 1/12th of [0.25]% for each month thereafter
September 2010 and thereafter	[5.75]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss.***" Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates, and eleventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, eighth monthly interest to the Class M-6 Certificates, ninth monthly interest to the Class M-7 Certificates, tenth monthly interest to the Class M-8 Certificates, eleventh monthly interest to the Class M-9 Certificates, twelfth monthly interest to the Class B-1 Certificates, and thirteenth monthly interest to the Class B-2 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates, seventh monthly principal to the Class M-6 Certificates, eighth monthly principal to the Class M-7 Certificates, ninth monthly principal to the Class M-8 Certificates, tenth monthly principal to the Class M-9 Certificates, eleventh monthly principal to the Class B-1 Certificates and twelfth, monthly principal to the Class B-2 Certificates.

3) Excess Cashflow as follows: first, as principal to the Offered Certificates to build the Overcollateralization Amount in the order of priority described below, second, any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates and then any previously unpaid interest to the Class B-2 Certificates, then any unpaid applied Realized Loss amount to the Class B-2 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Offered Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates, *pro rata,* then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero and principal allocated to the Group II Certificates will be distributed sequentially to the Class II-A1, Class II-A2 and Class II-A3 Certificates in that order until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the principal collected in the related

loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth to the Class M-5 Certificates, sixth to the Class M-6 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-8 Certificates, ninth, to the Class M-9 Certificates, tenth, to the Class B-1 Certificates and eleventh, to the Class B-2 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least 43.00% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 35.50% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 29.00% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 24.50% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 21.50% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 17.50% credit enhancement, seventh to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 14.00% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 11.00% credit enhancement, ninth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 8.00% credit enhancement, tenth to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 5.50% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 3.00% credit enhancement and twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 1.50% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement Schedule

Period	Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
1	702,080,000.00	3.913160	10.00000
2	697,229,907.00	6.521860	10.00000
3	691,522,628.00	6.311380	10.00000
4	684,965,656.00	6.521650	10.00000
5	677,570,056.00	6.311150	10.00000
6	669,350,089.00	6.311000	10.00000
7	660,323,212.00	6.986990	10.00000
8	650,510,042.00	6.310640	10.00000
9	639,934,429.00	6.520780	10.00000
10	628,623,696.00	6.310200	10.00000
11	616,630,809.00	6.520330	10.00000
12	604,165,312.00	6.309860	10.00000
13	591,253,971.00	6.309800	10.00000
14	577,923,611.00	6.520150	10.00000
15	564,202,891.00	6.309920	10.00000
16	550,122,177.00	6.520430	10.00000
17	535,713,400.00	6.310350	10.00000
18	521,009,907.00	6.310690	10.00000
19	506,046,298.00	6.987310	10.00000
20	490,858,252.00	6.311640	10.00000
21	475,482,349.00	6.522650	10.00000
22	459,955,883.00	6.321130	10.00000
23	444,320,968.00	8.835680	10.00000
24	429,360,455.00	8.545940	10.00000
25	414,907,586.00	8.540840	10.00000
26	400,944,874.00	8.820220	10.00000
27	387,455,449.00	8.530520	10.00000
28	374,423,030.00	8.812250	10.00000
29	361,832,009.00	9.262590	10.00000
30	349,694,899.00	9.255390	10.00000
31	N/A	N/A	N/A
32	326,635,522.00	9.240610	10.00000
33	315,685,654.00	9.540900	10.00000
34	305,104,728.00	9.233130	10.00000
35 and thereafter	0.00	0.00000	0.00000

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (%) [1]	Period	Effective Net WAC Cap Schedule (%)[1]
1	3.91	31	10.24
2	10.00	32	10.00
3	10.00	33	10.00
4	10.00	34	10.00
5	10.00	35	10.35
6	10.00	36	10.01
7	10.00	37	10.00
8	10.00	38	10.32
9	10.00	39	9.98
10	10.00	40	10.31
11	10.00	41	10.70
12	10.00	42	10.69
13	10.00	43	11.41
14	10.00	44	10.66
15	10.00	45	11.00
16	10.00	46	10.64
17	10.00	47	11.05
18	10.00	48	10.68
19	10.00	49	10.67
20	10.00	50	11.01
21	10.00	51	10.64
22	10.00	52	10.98
23	10.00	53	10.63
24	10.00	54	10.62
25	10.00	55	11.74
26	10.00	56	10.59
27	10.00	57	10.93
28	10.00	58	10.56
29	10.00	59	10.91
30	10.00	60	10.54

(Continued on next page)

(1) The Effective Net WAC Cap Schedule is calculated assuming that after the first Distribution Date the rate for all indices is equal 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.

Effective Net WAC Cap Schedule

Period	Effective Net WAC Cap Schedule (%) (1)	Period	Effective Net WAC Cap Schedule (%) (1)
61	10.53	71	10.73
62	10.86	72	10.36
63	10.50	73	10.35
64	10.83	74	10.68
65	10.47	75	10.32
66	10.45	76	10.65
67	11.56	77	10.29
68	10.42	78	10.27
69	10.75	79	11.35
70	10.39		

(1) The Effective Net WAC Cap Schedule is calculated assuming that after the first Distribution Date the rate for all indices is equal 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/360 basis). Includes proceeds from the Yield Maintenance Agreement.

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
1	1.46188	1.93000	1.939	No	Yes
2	1.64600	2.11500	4.332	No	Yes
3	1.87100	2.28600	3.897	No	Yes
4	2.04800	2.44400	3.929	No	Yes
5	2.20300	2.59600	3.562	No	Yes
6	2.35600	2.74500	3.407	No	Yes
7	2.51100	2.89100	3.925	No	Yes
8	2.66300	3.03200	3.094	No	Yes
9	2.80900	3.16400	3.155	No	Yes
10	2.95000	3.28700	2.802	No	Yes
11	3.08700	3.40400	2.870	No	Yes
12	3.22300	3.51500	2.530	No	Yes
13	3.34300	3.61800	2.410	No	Yes
14	3.44500	3.71600	2.509	No	Yes
15	3.54200	3.81000	2.209	No	Yes
16	3.64100	3.90200	2.311	No	Yes
17	3.74200	3.98600	2.008	No	Yes
18	3.83400	4.04000	1.915	No	Yes
19	3.91800	4.05100	2.476	No	Yes
20	4.00000	4.07700	1.746	No	Yes
21	4.08800	4.10600	1.857	No	Yes
22	4.13400	4.13500	1.614	No	Yes
23	4.06400	4.17100	4.110	No	Yes
24	3.89400	4.23200	3.978	No	Yes
25	4.07300	4.33600	3.785	No	Yes
26	4.16800	4.42000	3.958	No	Yes
27	4.26000	4.49900	3.567	No	Yes
28	4.34700	4.57000	3.749	No	Yes
29	4.42800	4.63400	3.970	No	Yes
30	4.50300	4.68900	3.876	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
31	4.57100	4.73400	4.763	No	Yes
32	4.63000	4.77100	3.710	No	Yes
33	4.68100	4.80200	3.942	No	Yes
34	4.72200	4.82900	3.583	No	Yes
35	4.75200	4.85300	4.110	No	Yes
36	4.77100	4.87700	3.761	No	Yes
37	4.78800	4.90200	3.720	No	Yes
38	4.81300	4.92900	4.035	No	Yes
39	4.83800	4.95600	3.718	No	Yes
40	4.86400	4.98600	4.010	No	Yes
41	4.89000	5.01600	3.808	No	Yes
42	4.91700	5.04900	3.779	No	Yes
43	4.94600	5.08500	4.399	No	Yes
44	4.97700	5.12200	3.716	No	Yes
45	5.01000	5.15900	3.992	No	Yes
46	5.04500	5.19700	3.642	No	Yes
47	5.08300	5.23300	4.081	No	Yes
48	5.12500	5.26600	3.718	No	Yes
49	5.16400	5.29500	3.675	No	Yes
50	5.19800	5.32100	3.953	No	Yes
51	5.22800	5.34300	3.602	No	Yes
52	5.25500	5.36000	3.889	No	Yes
53	5.27900	5.37400	3.644	No	Yes
54	5.29800	5.38400	3.621	No	Yes
55	5.31400	5.38900	4.626	No	Yes
56	5.32600	5.39300	3.584	No	Yes
57	5.33300	5.40100	3.891	No	Yes
58	5.33600	5.41400	3.567	No	Yes
59	5.33400	5.43100	3.928	No	Yes
60	5.32700	5.45400	3.611	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR (%)	Assumed 6 Mo LIBOR (%)	Excess Spread (%)	Call Eligible	Bond Balance Outstanding
61	5.34000	5.48400	3.595	No	Yes
62	5.37400	5.51500	3.876	No	Yes
63	5.40700	5.54600	3.522	No	Yes
64	5.43900	5.57500	3.805	No	Yes
65	5.46900	5.60300	3.574	No	Yes
66	5.49800	5.62900	3.542	No	Yes
67	5.52600	5.65400	4.540	No	Yes
68	5.55300	5.67700	3.483	No	Yes
69	5.57800	5.69900	3.775	No	Yes
70	5.60200	5.71900	3.431	No	Yes
71	5.62400	5.73700	3.819	No	Yes
72	5.64400	5.75400	3.477	No	Yes
73	5.66300	5.76800	3.456	No	Yes
74	5.68000	5.78100	3.760	No	Yes
75	5.69500	5.79200	3.425	No	Yes
76	5.70900	5.80100	3.732	No	Yes
77	5.72000	5.80700	3.448	No	Yes
78	5.73000	5.81200	3.440	No	Yes
79	5.73700	5.81400	4.462	No	Yes
80	5.74300	5.81500	0.000	Yes	No

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Breakeven Losses

		Static LIBOR		Forward LIBOR	
Class	**Expected Rating S&P/Moody's/Fitch**	**CDR Break**	**Collateral Cum Loss**	**CDR Break**	**Collateral Cum Loss**
M-1	AA+ / Aa1 / AA+	31.909	23.71%	27.932	21.94%
M-2	AA / Aa2 / AA+	26.182	21.05%	22.486	19.11%
M-3	AA- / Aa3 / AA	22.646	19.18%	19.120	17.12%
M-4	A+ / A1 / AA-	20.414	17.88%	16.997	15.75%
M-5	A / A2 / A	17.666	16.16%	14.376	13.92%
M-6	A- / A3 / A-	15.402	14.63%	12.215	12.28%
M-7	BBB+ / Baa1 / BBB+	13.539	13.27%	10.435	10.83%
M-8	BBB / Baa2 / BBB	11.718	11.86%	8.723	9.34%
M-9	BBB- / Baa3 / BBB-	10.153	10.56%	7.359	8.09%

Assumptions:

1) Run at the Pricing Speed to Maturity
2) Loss severity at 40%
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR that creates the first dollar of principal loss on the related bond
6) Defaults are in addition to prepayments

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class I-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.43	2.92	2.53	2.22	2.00
MDUR (yr)	3.24	2.79	2.42	2.14	1.93
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class I-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	3.67	3.13	2.71	2.38	2.13
MDUR (yr)	3.44	2.96	2.57	2.28	2.05
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	5/25/2024	5/25/2021	3/25/2019	8/25/2017	1/25/2016

Class II-A1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	0.88	0.79	0.72	0.67	0.63
MDUR (yr)	0.87	0.78	0.71	0.66	0.62
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	8/25/2005

Class II-A1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	0.88	0.79	0.72	0.67	0.63
MDUR (yr)	0.87	0.78	0.71	0.66	0.62
First Prin Pay	9/25/2004	9/25/2004	9/25/2004	9/25/2004	9/25/2004
Last Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	8/25/2005

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	3.52	3.00	2.60	2.27	2.03
MDUR (yr)	3.35	2.88	2.50	2.20	1.97
First Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	8/25/2005
Last Prin Pay	2/25/2013	8/25/2011	8/25/2010	11/25/2009	5/25/2009

Class II-A2 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	3.52	3.00	2.60	2.27	2.03
MDUR (yr)	3.35	2.88	2.50	2.20	1.97
First Prin Pay	1/25/2006	11/25/2005	9/25/2005	8/25/2005	8/25/2005
Last Prin Pay	2/25/2013	8/25/2011	8/25/2010	11/25/2009	5/25/2009

Class II-A3 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	9.16	7.66	6.51	5.69	5.18
MDUR (yr)	8.30	7.04	6.05	5.33	4.88
First Prin Pay	2/25/2013	8/25/2011	8/25/2010	11/25/2009	5/25/2009
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class II-A3 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	11.85	9.94	8.51	7.49	6.69
MDUR (yr)	10.40	8.88	7.71	6.86	6.18
First Prin Pay	2/25/2013	8/25/2011	8/25/2010	11/25/2009	5/25/2009
Last Prin Pay	12/25/2023	12/25/2020	2/25/2019	8/25/2017	1/25/2016

Weighted Average Life Tables

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.25	5.28	4.71	4.46	4.46
MDUR (yr)	5.77	4.93	4.43	4.22	4.22
First Prin Pay	11/25/2007	10/25/2007	1/25/2008	4/25/2008	7/25/2008
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.88	5.81	5.16	4.88	4.81
MDUR (yr)	6.26	5.36	4.81	4.57	4.52
First Prin Pay	11/25/2007	10/25/2007	1/25/2008	4/25/2008	7/25/2008
Last Prin Pay	6/25/2021	11/25/2018	11/25/2016	6/25/2015	3/25/2014

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.25	5.27	4.66	4.34	4.23
MDUR (yr)	5.76	4.91	4.38	4.10	4.00
First Prin Pay	11/25/2007	10/25/2007	12/25/2007	2/25/2008	4/25/2008
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.86	5.78	5.11	4.74	4.57
MDUR (yr)	6.23	5.33	4.75	4.44	4.29
First Prin Pay	11/25/2007	10/25/2007	12/25/2007	2/25/2008	4/25/2008
Last Prin Pay	9/25/2020	4/25/2018	4/25/2016	12/25/2014	10/25/2013

Weighted Average Life Tables

Class M-3 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.25	5.27	4.64	4.28	4.12
MDUR (yr)	5.75	4.90	4.35	4.04	3.89
First Prin Pay	11/25/2007	10/25/2007	11/25/2007	1/25/2008	2/25/2008
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-3 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.84	5.76	5.06	4.66	4.44
MDUR (yr)	6.20	5.30	4.71	4.36	4.17
First Prin Pay	11/25/2007	10/25/2007	11/25/2007	1/25/2008	2/25/2008
Last Prin Pay	12/25/2019	8/25/2017	10/25/2015	6/25/2014	5/25/2013

Class M-4 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.25	5.27	4.63	4.24	4.06
MDUR (yr)	5.65	4.82	4.28	3.96	3.80
First Prin Pay	11/25/2007	9/25/2007	11/25/2007	12/25/2007	1/25/2008
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-4 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.82	5.74	5.04	4.61	4.36
MDUR (yr)	6.07	5.19	4.61	4.26	4.05
First Prin Pay	11/25/2007	9/25/2007	11/25/2007	12/25/2007	1/25/2008
Last Prin Pay	6/25/2019	2/25/2017	4/25/2015	1/25/2014	12/25/2012

Weighted Average Life Tables

Class M-5 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.25	5.27	4.61	4.22	4.01
MDUR (yr)	5.63	4.81	4.26	3.92	3.74
First Prin Pay	11/25/2007	9/25/2007	10/25/2007	11/25/2007	12/25/2007
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-5 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.80	5.71	5.00	4.57	4.30
MDUR (yr)	6.03	5.16	4.57	4.21	3.99
First Prin Pay	11/25/2007	9/25/2007	10/25/2007	11/25/2007	12/25/2007
Last Prin Pay	2/25/2019	9/25/2016	12/25/2014	9/25/2013	9/25/2012

Class M-6 Certificates to Clean-up Call Date

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.25	5.27	4.60	4.20	3.97
MDUR (yr)	5.58	4.78	4.23	3.88	3.69
First Prin Pay	11/25/2007	9/25/2007	10/25/2007	11/25/2007	11/25/2007
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-6 Certificates to Maturity

FRM Prepay Speed	85% PPC	100% PPC	115% PPC	125% PPC	145% PPC
ARM Prepay Speed	70% PPC	85% PPC	100% PPC	115% PPC	125% PPC
WAL (yr)	6.75	5.68	4.96	4.52	4.24
MDUR (yr)	5.95	5.09	4.51	4.15	3.91
First Prin Pay	11/25/2007	9/25/2007	10/25/2007	11/25/2007	11/25/2007
Last Prin Pay	5/25/2018	2/25/2016	5/25/2014	3/25/2013	4/25/2012

Weighted Average Life Tables

Class M-7 Certificates to Clean-up Call Date

FRM Prepay Speed	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**	**145% PPC**
ARM Prepay Speed	**70% PPC**	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**
WAL (yr)	6.25	5.27	4.60	4.17	3.95
MDUR (yr)	5.50	4.71	4.18	3.82	3.63
First Prin Pay	11/25/2007	9/25/2007	9/25/2007	10/25/2007	10/25/2007
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-7 Certificates to Maturity

FRM Prepay Speed	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**	**145% PPC**
ARM Prepay Speed	**70% PPC**	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**
WAL (yr)	6.69	5.62	4.92	4.45	4.18
MDUR (yr)	5.81	4.98	4.42	4.04	3.82
First Prin Pay	11/25/2007	9/25/2007	9/25/2007	10/25/2007	10/25/2007
Last Prin Pay	7/25/2017	5/25/2015	10/25/2013	9/25/2012	10/25/2011

Class M-8 Certificates to Clean-up Call Date

FRM Prepay Speed	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**	**145% PPC**
ARM Prepay Speed	**70% PPC**	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**
WAL (yr)	6.25	5.27	4.59	4.17	3.91
MDUR (yr)	5.47	4.69	4.14	3.80	3.59
First Prin Pay	11/25/2007	9/25/2007	9/25/2007	10/25/2007	10/25/2007
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-8 Certificates to Maturity

FRM Prepay Speed	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**	**145% PPC**
ARM Prepay Speed	**70% PPC**	**85% PPC**	**100% PPC**	**115% PPC**	**125% PPC**
WAL (yr)	6.60	5.54	4.83	4.39	4.09
MDUR (yr)	5.71	4.90	4.33	3.98	3.73
First Prin Pay	11/25/2007	9/25/2007	9/25/2007	10/25/2007	10/25/2007
Last Prin Pay	9/25/2016	9/25/2014	3/25/2013	2/25/2012	4/25/2011

Weighted Average Life Tables

Class M-9 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.25	5.27	4.59	4.14	3.90
MDUR (yr)	5.17	4.47	3.97	3.64	3.45
First Prin Pay	11/25/2007	9/25/2007	9/25/2007	9/25/2007	9/25/2007
Last Prin Pay	10/25/2013	4/25/2012	2/25/2011	4/25/2010	10/25/2009

Class M-9 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 115% PPC	145% PPC 125% PPC
WAL (yr)	6.44	5.41	4.72	4.26	4.00
MDUR (yr)	5.28	4.57	4.06	3.72	3.52
First Prin Pay	11/25/2007	9/25/2007	9/25/2007	9/25/2007	9/25/2007
Last Prin Pay	7/25/2015	9/25/2013	5/25/2012	5/25/2011	9/25/2010

Mortgage Loans
As of the Statistical Calculation Date

Number of Loans	3,915					
Total Outstanding Principal Balance	$707,385,002					
			Minimum		**Maximum**	
AVG Original Loan Amount	$181,021.72		$25,000.00		$1,000,000.00	
AVG Outstanding Principal Balance	$180,685.82		$24,801.23		$997,397.45	
WAVG Current Loan Rate	7.032	%	4.990	%	12.255	%
ARM Characteristics						
WAVG Gross Margin	6.157	%	2.750	%	7.000	%
WAVG Maximum Loan Rate	12.994	%	10.990	%	17.490	%
WAVG Minimum Loan Rate	6.913	%	4.990	%	11.490	%
WAVG Initial Periodic Rate Cap	2.966	%	2.000	%	3.000	%
WAVG Periodic Rate Cap	1.000	%	1.000	%	1.000	%
WAVG Months to Roll	22	months	19	months	58	months
WAVG Original Term	354	months	180	months	360	months
WAVG Remaining Term	352	months	175	months	359	months
WAVG Original LTV	82.39	%	12.90	%	100.00	%
WAVG Credit Score	618		500		796	
First Pay Date			Apr 01, 2004		Aug 01, 2004	
Maturity Date			Mar 01, 2019		Jul 01, 2034	

Lien Position Concentrations ($)	97.68 % First Lien, 2.32 % Second Lien
Balloon Flag Concentrations ($)	98.05 % Fully Amortizing, 1.95 % Balloon
Property State Concentrations ($)	28.20 % California, 9.88 % Illinois, 6.60 % New Jersey
Maximum Zip Code Concentrations ($)	0.41 % 20002

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 LIBOR	2,846	555,085,184.53	78.47
Fixed Rate 30YR	598	110,157,136.35	15.57
3/27 LIBOR	99	18,294,312.05	2.59
Fixed Rate Balloon	247	13,796,401.28	1.95
Fixed Rate 15 YR	116	8,478,054.79	1.20
5/25 LIBOR	7	1,474,224.59	0.21
Fixed Rate 20 YR	2	99,688.90	0.01
Total	3,915	707,385,002.49	100.00

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
24,801 - 50,000	418	15,602,210.38	2.21
50,001 - 100,000	836	63,398,007.77	8.96
100,001 - 150,000	870	108,267,131.89	15.31
150,001 - 200,000	602	103,691,212.01	14.66
200,001 - 250,000	375	84,006,600.42	11.88
250,001 - 300,000	205	56,191,606.19	7.94
300,001 - 350,000	152	48,889,820.90	6.91
350,001 - 400,000	123	45,924,406.61	6.49
400,001 - 450,000	84	35,399,310.05	5.00
450,001 - 500,000	63	29,835,460.65	4.22
500,001 - 550,000	41	21,472,446.70	3.04
550,001 - 600,000	56	32,134,707.31	4.54
600,001 - 650,000	35	22,240,148.02	3.14
650,001 - 700,000	16	10,762,204.60	1.52
700,001 - 750,000	35	25,863,680.83	3.66
800,001 - 850,000	1	839,864.00	0.12
850,001 - 900,000	1	894,239.51	0.13
950,001 - 997,397	2	1,971,944.65	0.28
Total	3,915	707,385,002.49	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	363	22,274,456.07	3.15
240	2	99,688.90	0.01
360	3,550	685,010,857.52	96.84
Total	3,915	707,385,002.49	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
175 - 176	8	608,770.91	0.09
177 - 178	287	17,370,290.32	2.46
179 - 180	68	4,295,394.84	0.61
235 - 236	2	99,688.90	0.01
355 - 356	93	20,275,271.54	2.87
357 - 358	2,918	568,989,667.44	80.44
359 - 359	539	95,745,918.54	13.54
Total	3,915	707,385,002.49	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	2,872	497,243,830.57	70.29
PUD	468	92,703,800.30	13.11
Two-Four Family	322	77,367,563.91	10.94
Condominium	253	40,069,807.71	5.66
Total	3,915	707,385,002.49	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	3,420	634,605,067.30	89.71
Investor	476	68,383,794.55	9.67
Second Home	19	4,396,140.64	0.62
Total	3,915	707,385,002.49	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Cash Out Refinance	1,803	373,800,694.26	52.84
Purchase	1,775	269,955,311.15	38.16
Rate/Term Refinance	337	63,628,997.08	8.99
Total	3,915	707,385,002.49	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
12.90 - 15.00	1	39,881.88	0.01
15.01 - 20.00	1	648,819.31	0.09
20.01 - 25.00	2	209,644.81	0.03
25.01 - 30.00	6	543,619.88	0.08
30.01 - 35.00	11	1,033,425.10	0.15
35.01 - 40.00	14	2,114,529.90	0.30
40.01 - 45.00	19	2,677,491.27	0.38
45.01 - 50.00	31	5,743,093.05	0.81
50.01 - 55.00	35	7,479,210.05	1.06
55.01 - 60.00	72	12,402,490.02	1.75
60.01 - 65.00	128	24,793,874.86	3.51
65.01 - 70.00	190	41,036,130.97	5.80
70.01 - 75.00	309	59,842,355.20	8.46
75.01 - 80.00	1,003	187,911,808.54	26.56
80.01 - 85.00	463	85,941,901.43	12.15
85.01 - 90.00	732	139,709,224.37	19.75
90.01 - 95.00	403	83,002,747.12	11.73
95.01 - 100.00	495	52,254,754.73	7.39
Total	3,915	707,385,002.49	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	25	2,816,439.67	0.40
Arizona	301	42,816,365.54	6.05
Arkansas	17	1,186,202.06	0.17
California	706	199,500,206.80	28.20
Colorado	182	30,033,905.75	4.25
Connecticut	37	8,563,512.85	1.21
Delaware	6	1,199,361.87	0.17
District of Columbia	37	6,917,468.32	0.98
Florida	266	42,606,626.09	6.02
Georgia	52	7,220,624.17	1.02
Hawaii	47	16,918,402.27	2.39
Idaho	16	2,674,642.49	0.38
Illinois	380	69,896,210.41	9.88
Indiana	37	2,806,804.79	0.40
Iowa	19	1,712,371.75	0.24
Kansas	19	2,347,310.79	0.33
Kentucky	7	426,223.42	0.06
Louisiana	10	1,221,022.61	0.17
Maine	7	813,713.82	0.12
Maryland	90	18,123,833.76	2.56
Massachusetts	82	20,325,313.20	2.87
Michigan	162	18,513,044.54	2.62
Minnesota	24	5,057,929.63	0.72
Mississippi	36	2,131,439.06	0.30
Missouri	80	6,035,735.99	0.85
Montana	11	1,226,952.67	0.17
Nebraska	8	1,034,582.57	0.15
Nevada	90	19,223,068.25	2.72
New Hampshire	3	1,024,093.42	0.14
New Jersey	220	46,697,521.68	6.60
New Mexico	6	797,195.88	0.11
New York	33	12,621,464.03	1.78
North Carolina	35	3,981,612.34	0.56
Ohio	82	9,939,798.15	1.41
Oklahoma	60	4,450,749.07	0.63
Oregon	67	9,170,919.08	1.30
Pennsylvania	130	13,886,391.22	1.96
Rhode Island	2	138,703.28	0.02
South Carolina	8	961,999.26	0.14

(Continued on the next page)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Tennessee	26	3,098,159.70	0.44
Texas	251	28,211,774.87	3.99
Utah	47	7,423,617.71	1.05
Vermont	1	159,730.38	0.02
Virginia	68	14,261,015.01	2.02
Washington	79	13,325,213.31	1.88
West Virginia	13	1,290,628.01	0.18
Wisconsin	27	2,367,419.79	0.33
Wyoming	3	227,681.16	0.03
Total	3,915	707,385,002.49	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full	2,309	342,698,099.96	48.45
Stated Documentation	1,393	312,121,690.76	44.12
Alternative	161	44,817,682.28	6.34
Streamline Documentation	52	7,747,529.49	1.10
Total	3,915	707,385,002.49	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Not Available	1	79,070.04	0.01
476 - 500	3	160,562.68	0.02
501 - 525	185	32,110,109.93	4.54
526 - 550	379	74,079,467.10	10.47
551 - 575	438	77,004,750.36	10.89
576 - 600	451	82,011,555.26	11.59
601 - 625	750	124,038,884.04	17.53
626 - 650	630	116,658,185.25	16.49
651 - 675	482	88,834,438.02	12.56
676 - 700	295	53,413,483.86	7.55
701 - 725	148	27,605,792.18	3.90
726 - 750	97	20,272,641.26	2.87
751 - 775	41	8,619,777.59	1.22
776 - 796	15	2,496,284.92	0.35
Total	3,915	707,385,002.49	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.990 - 5.000	18	3,532,303.65	0.50
5.001 - 6.000	446	106,194,764.83	15.01
6.001 - 7.000	1,352	314,574,678.46	44.47
7.001 - 8.000	1,028	189,540,709.98	26.79
8.001 - 9.000	512	58,042,692.45	8.21
9.001 - 10.000	355	26,405,061.96	3.73
10.001 - 11.000	184	8,379,716.27	1.18
11.001 - 12.000	19	690,081.65	0.10
12.001 - 12.255	1	24,993.24	0.00
Total	3,915	707,385,002.49	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.750 - 3.000	1	87,789.48	0.02
3.001 - 4.000	8	2,547,818.72	0.44
4.001 - 5.000	114	20,435,402.33	3.55
5.001 - 6.000	999	205,040,329.68	35.67
6.001 - 7.000	1,830	346,742,380.96	60.32
Total	2,952	574,853,721.17	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
10.990 - 11.000	15	3,109,704.19	0.54
11.001 - 12.000	351	87,308,337.14	15.19
12.001 - 13.000	1,063	251,084,272.16	43.68
13.001 - 14.000	880	165,815,334.45	28.84
14.001 - 15.000	421	50,286,115.46	8.75
15.001 - 16.000	179	14,697,023.18	2.56
16.001 - 17.000	39	2,361,471.73	0.41
17.001 - 17.490	4	191,462.86	0.03
Total	2,952	574,853,721.17	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.990 - 5.000	123	22,518,024.90	3.92
5.001 - 6.000	348	86,885,737.68	15.11
6.001 - 7.000	1,023	243,426,625.93	42.35
7.001 - 8.000	835	157,571,759.64	27.41
8.001 - 9.000	403	47,574,234.70	8.28
9.001 - 10.000	177	14,324,403.73	2.49
10.001 - 11.000	39	2,361,471.73	0.41
11.001 - 11.490	4	191,462.86	0.03
Total	2,952	574,853,721.17	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
03/01/06	1	108,834.44	0.02
04/01/06	70	16,031,748.44	2.79
05/01/06	738	152,491,680.24	26.53
06/01/06	1,589	306,058,721.01	53.24
07/01/06	448	80,394,200.40	13.99
04/01/07	3	991,881.25	0.17
05/01/07	25	4,588,234.51	0.80
06/01/07	51	9,439,118.15	1.64
07/01/07	20	3,275,078.14	0.57
05/01/09	3	418,913.97	0.07
06/01/09	4	1,055,310.62	0.18
Total	2,952	574,853,721.17	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.000	110	19,811,105.01	3.45
3.000	2,842	555,042,616.16	96.55
Total	2,952	574,853,721.17	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.000	2,952	574,853,721.17	100.00
Total	2,952	574,853,721.17	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
N/A	1,051	189,617,266.42	26.81
4	1	59,318.12	0.01
5	1	113,811.39	0.02
6	12	1,659,421.65	0.23
12	99	28,978,777.47	4.10
15	1	39,742.53	0.01
24	2,218	393,139,018.12	55.58
30	2	131,898.47	0.02
36	530	93,645,748.32	13.24
Total	3,915	707,385,002.49	100.00

Group I Mortgage Loans
As of the Statistical Calculation Date

Number of Loans	3,331					
TotalOutstanding Principal Balance	$484,636,738					
			Minimum		**Maximum**	
AVG Original Loan Amount	$145,753.92		$25,000.00		$750,000.00	
AVG Outstanding Principal Balance	$145,492.87		$24,801.23		$748,764.45	
WAVG Current Loan Rate	7.150	%	4.990	%	12.255	%
ARM Characteristics						
WAVG Gross Margin	6.153	%	2.750	%	7.000	%
WAVG Maximum Loan Rate	13.160	%	10.990	%	17.490	%
WAVG Minimum Loan Rate	7.043	%	4.990	%	11.490	%
WAVG Initial Periodic Rate Cap	2.950	%	2.000	%	3.000	%
WAVG Periodic Rate Cap	1.000	%	1.000	%	1.000	%
WAVG Months to Roll	22	months	19	months	58	months
WAVG Original Term	356	months	180	months	360	months
WAVG Remaining Term	354	months	175	months	359	months
WAVG Original LTV	82.72	%	12.90	%	100.00	%
WAVG Credit Score	620		500		796	
First Pay Date			Apr 01, 2004		Aug 01, 2004	
Maturity Date			Mar 01, 2019		Jul 01, 2034	

Lien Position Concentrations ($)	98.81 % First Lien, 1.19 % Second Lien
Balloon Flag Concentrations ($)	99.03 % Fully Amortizing, 0.97 % Balloon
Property State Concentrations ($)	18.54 % California, 11.62 % Illinois, 7.16 % New Jersey
Maximum Zip Code Concentrations ($)	0.47 % 95050

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 LIBOR	2,490	378,874,616.23	78.18
Fixed Rate 30 YR	536	80,849,029.60	16.68
3/27 LIBOR	89	13,003,766.09	2.68
Fixed Rate 15 YR	88	6,228,665.27	1.29
Fixed Rate Balloon	121	4,709,083.28	0.97
5/25 LIBOR	6	940,294.47	0.19
Fixed Rate 20 YR	1	31,283.18	0.01
Total	3,331	484,636,738.12	100.00

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
24,801 - 50,000	355	13,671,781.79	2.82
50,001 - 100,000	784	59,179,602.26	12.21
100,001 - 150,000	832	103,760,197.55	21.41
150,001 - 200,000	602	103,691,212.01	21.40
200,001 - 250,000	375	84,006,600.42	17.33
250,001 - 300,000	205	56,191,606.19	11.59
300,001 - 350,000	117	37,055,877.84	7.65
350,001 - 400,000	19	7,118,265.88	1.47
400,001 - 450,000	18	7,598,263.64	1.57
450,001 - 500,000	14	6,553,704.28	1.35
500,001 - 550,000	3	1,610,992.50	0.33
550,001 - 600,000	5	2,820,965.72	0.58
600,001 - 650,000	1	628,903.59	0.13
700,001 - 748,764	1	748,764.45	0.15
Total	3,331	484,636,738.12	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	209	10,937,748.55	2.26
240	1	31,283.18	0.01
360	3,121	473,667,706.39	97.74
Total	3,331	484,636,738.12	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
175 - 176	6	454,428.53	0.09
177 - 178	164	8,707,439.90	1.80
179 - 180	39	1,775,880.12	0.37
235 - 236	1	31,283.18	0.01
355 - 356	80	14,133,147.12	2.92
357 - 358	2,562	391,789,699.33	80.84
359 - 359	479	67,744,859.94	13.98
Total	3,331	484,636,738.12	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	2,430	328,022,911.37	67.68
Two-Four Family	297	64,589,824.12	13.33
PUD	377	61,027,750.37	12.59
Condominium	227	30,996,252.26	6.40
Total	3,331	484,636,738.12	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	2,863	425,050,759.29	87.71
Investor	453	57,594,518.97	11.88
Second Home	15	1,991,459.86	0.41
Total	3,331	484,636,738.12	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Cash Out Refinance	1,535	242,808,793.00	50.10
Purchase	1,502	197,895,850.23	40.83
Rate/Term Refinance	294	43,932,094.89	9.06
Total	3,331	484,636,738.12	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
12.90 - 15.00	1	39,881.88	0.01
20.01 - 25.00	2	209,644.81	0.04
25.01 - 30.00	6	543,619.88	0.11
30.01 - 35.00	11	1,033,425.10	0.21
35.01 - 40.00	13	1,495,656.08	0.31
40.01 - 45.00	19	2,677,491.27	0.55
45.01 - 50.00	29	4,554,254.80	0.94
50.01 - 55.00	29	4,084,030.46	0.84
55.01 - 60.00	64	8,314,437.90	1.72
60.01 - 65.00	112	15,520,044.37	3.20
65.01 - 70.00	155	21,564,281.57	4.45
70.01 - 75.00	270	39,830,484.09	8.22
75.01 - 80.00	887	131,418,260.95	27.12
80.01 - 85.00	412	61,468,389.88	12.68
85.01 - 90.00	648	98,993,932.91	20.43
90.01 - 95.00	341	56,516,417.60	11.66
95.01 - 100.00	332	36,372,484.57	7.51
Total	3,331	484,636,738.12	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	24	2,068,163.97	0.43
Arizona	267	33,485,129.66	6.91
Arkansas	17	1,186,202.06	0.24
California	425	89,829,630.94	18.54
Colorado	159	23,700,356.90	4.89
Connecticut	29	5,437,165.15	1.12
Delaware	6	1,199,361.87	0.25
District of Columbia	34	5,737,639.11	1.18
Florida	241	32,913,877.06	6.79
Georgia	49	6,254,344.63	1.29
Hawaii	37	11,060,080.66	2.28
Idaho	15	2,030,814.10	0.42
Illinois	349	56,315,282.66	11.62
Indiana	36	2,465,204.79	0.51
Iowa	19	1,712,371.75	0.35
Kansas	18	1,744,695.20	0.36
Kentucky	7	426,223.42	0.09
Louisiana	10	1,221,022.61	0.25
Maine	7	813,713.82	0.17
Maryland	78	14,253,652.16	2.94
Massachusetts	72	16,261,674.69	3.36
Michigan	152	14,466,895.53	2.99
Minnesota	22	3,838,426.18	0.79
Mississippi	36	2,131,439.06	0.44
Missouri	79	6,010,916.15	1.24
Montana	11	1,226,952.67	0.25
Nebraska	8	1,034,582.57	0.21
Nevada	73	12,358,772.08	2.55
New Hampshire	2	438,191.06	0.09
New Jersey	194	34,689,323.00	7.16
New Mexico	6	797,195.88	0.16
New York	14	3,408,150.74	0.70
North Carolina	34	3,428,419.02	0.71
Ohio	79	8,537,241.47	1.76
Oklahoma	56	4,349,722.74	0.90
Oregon	65	9,117,941.83	1.88
Pennsylvania	127	12,705,157.20	2.62
Rhode Island	2	138,703.28	0.03
South Carolina	6	585,923.93	0.12

(Continued on the next page)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Tennessee	24	1,939,883.92	0.40
Texas	235	24,472,266.52	5.05
Utah	42	5,782,870.63	1.19
Vermont	1	159,730.38	0.03
Virginia	56	9,794,500.92	2.02
Washington	66	9,256,000.39	1.91
West Virginia	13	1,290,628.01	0.27
Wisconsin	26	2,332,614.59	0.48
Wyoming	3	227,681.16	0.05
Total	3,331	484,636,738.12	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full	2,037	259,009,564.46	53.44
Stated Documentation	1,143	197,037,840.90	40.66
Alternative	100	20,910,208.99	4.31
Streamline Documentation	51	7,679,123.77	1.58
Total	3,331	484,636,738.12	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Not Available	1	79,070.04	0.02
476 - 500	3	160,562.68	0.03
501 - 525	165	21,637,939.19	4.46
526 - 550	328	48,362,078.41	9.98
551 - 575	392	53,683,451.06	11.08
576 - 600	396	55,927,577.28	11.54
601 - 625	593	83,922,779.39	17.32
626 - 650	534	76,604,664.82	15.81
651 - 675	410	61,710,181.54	12.73
676 - 700	256	40,030,474.65	8.26
701 - 725	123	19,527,358.69	4.03
726 - 750	82	15,067,786.84	3.11
751 - 775	35	5,658,414.61	1.17
776 - 796	13	2,264,398.92	0.47
Total	3,331	484,636,738.12	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.990 - 5.000	17	3,148,101.98	0.65
5.001 - 6.000	355	63,076,546.87	13.02
6.001 - 7.000	1,112	195,667,033.65	40.37
7.001 - 8.000	941	145,062,852.89	29.93
8.001 - 9.000	489	51,897,316.27	10.71
9.001 - 10.000	271	19,149,319.60	3.95
10.001 - 11.000	130	6,065,936.33	1.25
11.001 - 12.000	15	544,637.29	0.11
12.001 - 12.255	1	24,993.24	0.01
Total	3,331	484,636,738.12	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.750 - 3.000	1	87,789.48	0.02
3.001 - 4.000	5	1,015,235.55	0.26
4.001 - 5.000	114	20,435,402.33	5.20
5.001 - 6.000	861	134,351,111.30	34.20
6.001 - 7.000	1,604	236,929,138.13	60.32
Total	2,585	392,818,676.79	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
10.990 - 11.000	14	2,725,502.52	0.69
11.001 - 12.000	268	47,543,422.62	12.10
12.001 - 13.000	871	154,430,586.28	39.31
13.001 - 14.000	801	125,452,579.72	31.94
14.001 - 15.000	409	45,416,627.88	11.56
15.001 - 16.000	179	14,697,023.18	3.74
16.001 - 17.000	39	2,361,471.73	0.60
17.001 - 17.490	4	191,462.86	0.05
Total	2,585	392,818,676.79	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.990 - 5.000	122	22,133,823.23	5.63
5.001 - 6.000	265	47,120,823.16	12.00
6.001 - 7.000	831	146,772,940.05	37.36
7.001 - 8.000	756	117,209,004.91	29.84
8.001 - 9.000	391	42,704,747.12	10.87
9.001 - 10.000	177	14,324,403.73	3.65
10.001 - 11.000	39	2,361,471.73	0.60
11.001 - 11.490	4	191,462.86	0.05
Total	2,585	392,818,676.79	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
03/01/06	1	108,834.44	0.03
04/01/06	59	10,830,608.61	2.76
05/01/06	634	100,548,681.09	25.60
06/01/06	1,396	209,661,637.13	53.37
07/01/06	400	57,724,854.96	14.70
04/01/07	2	414,397.86	0.11
05/01/07	22	3,101,095.06	0.79
06/01/07	46	7,053,059.03	1.80
07/01/07	19	2,435,214.14	0.62
05/01/09	3	418,913.97	0.11
06/01/09	3	521,380.50	0.13
Total	2,585	392,818,676.79	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.000	110	19,811,105.01	5.04
3.000	2,475	373,007,571.78	94.96
Total	2,585	392,818,676.79	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.000	2,585	392,818,676.79	100.00
Total	2,585	392,818,676.79	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
N/A	897	136,075,518.68	28.08
4	1	59,318.12	0.01
6	11	1,056,806.06	0.22
12	68	13,725,135.29	2.83
24	1,872	263,424,844.18	54.36
30	2	131,898.47	0.03
36	480	70,163,217.32	14.48
Total	3,331	484,636,738.12	100.00

Group II Mortgage Loans
As of the Statistical Calculation Date

Number of Loans	584					
Total Outstanding Principal Balance	$222,748,264					
			Minimum		**Maximum**	
AVG Original Loan Amount	$382,181.00		$25,000.00		$1,000,000.00	
AVG Outstanding Principal Balance	$381,418.26		$24,819.84		$997,397.45	
WAVG Current Loan Rate	6.776	%	4.990	%	11.615	%
ARM Characteristics						
WAVG Gross Margin	6.167	%	3.250	%	7.000	%
WAVG Maximum Loan Rate	12.634	%	10.990	%	14.500	%
WAVG Minimum Loan Rate	6.634	%	4.990	%	8.500	%
WAVG Initial Periodic Rate Cap	3.000	%	3.000	%	3.000	%
WAVG Periodic Rate Cap	1.000	%	1.000	%	1.000	%
WAVG Months to Roll	22	months	20	months	58	months
WAVG Original Term	351	months	180	months	360	months
WAVG Remaining Term	349	months	176	months	359	months
WAVG Original LTV	81.67	%	18.57	%	100.00	%
WAVG Credit Score	615		506		782	
First Pay Date			Apr 01, 2004		Aug 01, 2004	
Maturity Date			Apr 01, 2019		Jul 01, 2034	

Lien Position Concentrations ($)	95.22 % First Lien, 4.78 % Second Lien
Balloon Flag Concentrations ($)	95.92 % Fully Amortizing, 4.08 % Balloon
Property State Concentrations ($)	49.24 % California, 6.10 % Illinois, 5.39 % New Jersey
Maximum Zip Code Concentrations ($)	0.88 % 60610

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 LIBOR	356	176,210,568.30	79.11
Fixed Rate 30 YR	62	29,308,106.75	13.16
Fixed Rate Balloon	126	9,087,318.00	4.08
3/27 LIBOR	10	5,290,545.96	2.38
Fixed Rate 15 YR	28	2,249,389.52	1.01
5/25 LIBOR	1	533,930.12	0.24
Fixed Rate 20 YR	1	68,405.72	0.03
Total	584	222,748,264.37	100.00

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
24,820 - 50,000	63	1,930,428.59	0.87
50,001 - 100,000	52	4,218,405.51	1.89
100,001 - 150,000	38	4,506,934.34	2.02
300,001 - 350,000	35	11,833,943.06	5.31
350,001 - 400,000	104	38,806,140.73	17.42
400,001 - 450,000	66	27,801,046.41	12.48
450,001 - 500,000	49	23,281,756.37	10.45
500,001 - 550,000	38	19,861,454.20	8.92
550,001 - 600,000	51	29,313,741.59	13.16
600,001 - 650,000	34	21,611,244.43	9.70
650,001 - 700,000	16	10,762,204.60	4.83
700,001 - 750,000	34	25,114,916.38	11.28
800,001 - 850,000	1	839,864.00	0.38
850,001 - 900,000	1	894,239.51	0.40
950,001 - 997,397	2	1,971,944.65	0.89
Total	584	222,748,264.37	100.00

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	154	11,336,707.52	5.09
240	1	68,405.72	0.03
360	429	211,343,151.13	94.88
Total	584	222,748,264.37	100.00

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
176 - 176	2	154,342.38	0.07
177 - 178	123	8,662,850.42	3.89
179 - 180	29	2,519,514.72	1.13
235 - 236	1	68,405.72	0.03
355 - 356	13	6,142,124.42	2.76
357 - 358	356	177,199,968.11	79.55
359 - 359	60	28,001,058.60	12.57
Total	584	222,748,264.37	100.00

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	442	169,220,919.20	75.97
PUD	91	31,676,049.93	14.22
Two-Four Family	25	12,777,739.79	5.74
Condominium	26	9,073,555.45	4.07
Total	584	222,748,264.37	100.00

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	557	209,554,308.01	94.08
Investor	23	10,789,275.58	4.84
Second Home	4	2,404,680.78	1.08
Total	584	222,748,264.37	100.00

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Cash Out Refinance	268	130,991,901.26	58.81
Purchase	273	72,059,460.92	32.35
Rate/Term Refinance	43	19,696,902.19	8.84
Total	584	222,748,264.37	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
18.57 - 20.00	1	648,819.31	0.29
35.01 - 40.00	1	618,873.82	0.28
45.01 - 50.00	2	1,188,838.25	0.53
50.01 - 55.00	6	3,395,179.59	1.52
55.01 - 60.00	8	4,088,052.12	1.84
60.01 - 65.00	16	9,273,830.49	4.16
65.01 - 70.00	35	19,471,849.40	8.74
70.01 - 75.00	39	20,011,871.11	8.98
75.01 - 80.00	116	56,493,547.59	25.36
80.01 - 85.00	51	24,473,511.55	10.99
85.01 - 90.00	84	40,715,291.46	18.28
90.01 - 95.00	62	26,486,329.52	11.89
95.01 - 100.00	163	15,882,270.16	7.13
Total	584	222,748,264.37	100.00

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	1	748,275.70	0.34
Arizona	34	9,331,235.88	4.19
California	281	109,670,575.86	49.24
Colorado	23	6,333,548.85	2.84
Connecticut	8	3,126,347.70	1.40
District of Columbia	3	1,179,829.21	0.53
Florida	25	9,692,749.03	4.35
Georgia	3	966,279.54	0.43
Hawaii	10	5,858,321.61	2.63
Idaho	1	643,828.39	0.29
Illinois	31	13,580,927.75	6.10
Indiana	1	341,600.00	0.15
Kansas	1	602,615.59	0.27
Maryland	12	3,870,181.60	1.74
Massachusetts	10	4,063,638.51	1.82
Michigan	10	4,046,149.01	1.82
Minnesota	2	1,219,503.45	0.55
Missouri	1	24,819.84	0.01
Nevada	17	6,864,296.17	3.08
New Hampshire	1	585,902.36	0.26
New Jersey	26	12,008,198.68	5.39
New York	19	9,213,313.29	4.14
North Carolina	1	553,193.32	0.25
Ohio	3	1,402,556.68	0.63
Oklahoma	4	101,026.33	0.05
Oregon	2	52,977.25	0.02
Pennsylvania	3	1,181,234.02	0.53
South Carolina	2	376,075.33	0.17
Tennessee	2	1,158,275.78	0.52
Texas	16	3,739,508.35	1.68
Utah	5	1,640,747.08	0.74
Virginia	12	4,466,514.09	2.01
Washington	13	4,069,212.92	1.83
Wisconsin	1	34,805.20	0.02
Total	584	222,748,264.37	100.00

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Stated Documentation	250	115,083,849.86	51.67
Full	272	83,688,535.50	37.57
Alternative	61	23,907,473.29	10.73
Streamline Documentation	1	68,405.72	0.03
Total	584	222,748,264.37	100.00

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
506 - 525	20	10,472,170.74	4.70
526 - 550	51	25,717,388.69	11.55
551 - 575	46	23,321,299.30	10.47
576 - 600	55	26,083,977.98	11.71
601 - 625	157	40,116,104.65	18.01
626 - 650	96	40,053,520.43	17.98
651 - 675	72	27,124,256.48	12.18
676 - 700	39	13,383,009.21	6.01
701 - 725	25	8,078,433.49	3.63
726 - 750	15	5,204,854.42	2.34
751 - 775	6	2,961,362.98	1.33
776 - 782	2	231,886.00	0.10
Total	584	222,748,264.37	100.00

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.990 - 5.000	1	384,201.67	0.17
5.001 - 6.000	91	43,118,217.96	19.36
6.001 - 7.000	240	118,907,644.81	53.38
7.001 - 8.000	87	44,477,857.09	19.97
8.001 - 9.000	23	6,145,376.18	2.76
9.001 - 10.000	84	7,255,742.36	3.26
10.001 - 11.000	54	2,313,779.94	1.04
11.001 - 11.615	4	145,444.36	0.07
Total	584	222,748,264.37	100.00

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
3.250 - 4.000	3	1,532,583.17	0.84
5.001 - 6.000	138	70,689,218.38	38.83
6.001 - 7.000	226	109,813,242.83	60.33
Total	367	182,035,044.38	100.00

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
10.990 - 11.000	1	384,201.67	0.21
11.001 - 12.000	83	39,764,914.52	21.84
12.001 - 13.000	192	96,653,685.88	53.10
13.001 - 14.000	79	40,362,754.73	22.17
14.001 - 14.500	12	4,869,487.58	2.68
Total	367	182,035,044.38	100.00

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
4.990 - 5.000	1	384,201.67	0.21
5.001 - 6.000	83	39,764,914.52	21.84
6.001 - 7.000	192	96,653,685.88	53.10
7.001 - 8.000	79	40,362,754.73	22.17
8.001 - 8.500	12	4,869,487.58	2.68
Total	367	182,035,044.38	100.00

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
04/01/06	11	5,201,139.83	2.86
05/01/06	104	51,942,999.15	28.53
06/01/06	193	96,397,083.88	52.96
07/01/06	48	22,669,345.44	12.45
04/01/07	1	577,483.39	0.32
05/01/07	3	1,487,139.45	0.82
06/01/07	5	2,386,059.12	1.31
07/01/07	1	839,864.00	0.46
06/01/09	1	533,930.12	0.29
Total	367	182,035,044.38	100.00

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
3.000	367	182,035,044.38	100.00
Total	367	182,035,044.38	100.00

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.000	367	182,035,044.38	100.00
Total	367	182,035,044.38	100.00

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
N/A	154	53,541,747.74	24.04
5	1	113,811.39	0.05
6	1	602,615.59	0.27
12	31	15,253,642.18	6.85
15	1	39,742.53	0.02
24	346	129,714,173.94	58.23
36	50	23,482,531.00	10.54
Total	584	222,748,264.37	100.00